FORM 11-K



02044822

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

PROCESSED

Commission File Number: 0-18847

⌐ JUL 0 9 2002

THOMSON
FINANCIAL

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

**HOME FEDERAL BANCORP
EMPLOYEES' SALARY SAVINGS PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**HOME FEDERAL BANCORP
501 Washington Street
Columbus, Indiana 47201**

REQUIRED INFORMATION

FINANCIAL STATEMENTS:

A list of the required financial statements filed as part of this Form 11-K is set forth on page F-1. The consent of Deloitte & Touche LLP to the incorporation by reference of these financial statements into Home Federal Bancorp's Form S-8 Registration Statement relating to the Plan (Reg. No. 33-58912) is set forth as Exhibit 1 hereto.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual report to be signed on its behalf by the undersigned Plan Committee thereunto duly authorized in the City of Columbus, and the State of Indiana, on this 27th day of June, 2002.

HOME FEDERAL BANCORP
EMPLOYEES' SALARY SAVINGS PLAN

By the Plan Committee:

_____
John K. Keach, Jr.

_____
Gerald L. Armstrong

_____
Lawrence E. Welker

_____
S. Elaine Pollert

HOME FEDERAL BANCORP
EMPLOYEES' SALARY SAVINGS PLAN

TABLE OF CONTENTS

* Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Deloitte & Touche LLP
Bank One Center/Tower
Suite 2000
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Indianapolis, Indiana 46204-5120

Tel: (317) 464-8600
Fax: (317) 464-8500
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Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator and the Members of the
Home Federal Bancorp Employees' Salary Savings Plan
Columbus, Indiana

We have audited the accompanying statements of net assets available for benefits of the Home Federal
Bancorp Employees' Salary Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related
statement of changes in net assets available for benefits for the year ended December 31, 2001. These
financial statements are the responsibility of the Plan's management. Our responsibility is to express an
opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of
America. Those standards require that we plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement. An audit includes examining, on a test
basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes
assessing the accounting principles used and significant estimates made by management, as well as evaluating
the overall financial statement presentation. We believe that our audits provide a reasonable basis for our
opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for
benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for
the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United
States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a
whole. The supplemental schedule of assets held as of December 31, 2001 is presented for the purpose of
additional analysis and is not a required part of the basic financial statements, but is supplementary
information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under
the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's
management. This schedule has been subjected to the auditing procedures applied in our audit of the basic
2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in
relation to the basic 2001 financial statements taken as a whole.

Deloitte & Touche LLP

June 7, 2002

Deloitte
Touche
Tohmatsu

HOME FEDERAL BANCORP
EMPLOYEES' SALARY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
Investments - at fair value:		
Home Federal Bancorp common stock	$2,530,749	$2,295,040
Shares of registered investment companies	2,079,718	1,791,480
Other investments	3,958	960
Total investments	4,614,425	4,087,480
Accrued contributions	64,326	49,815
Cash	-	(16)
Total assets	4,678,751	4,137,279
Excess contributions to be refunded	2,240	-
NET ASSETS AVAILABLE FOR BENEFITS	$4,676,511	$4,137,279

See notes to financial statements.

HOME FEDERAL BANCORP
EMPLOYEES' SALARY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001

INVESTMENT INCOME:	
Interest and dividends	$ 169,096
Net appreciation in fair value of investments	213,625
Total	382,721
CONTRIBUTIONS:	
Participant	527,008
Employer	86,147
Total	613,155
DEDUCTIONS:	
Benefits paid to participants	454,404
Corrective distributions	2,240
Total	456,644
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	539,232
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	4,137,279
End of year	$4,676,511

See notes to financial statements.

HOME FEDERAL BANCORP
EMPLOYEES' SALARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Accounting - The financial statements of the Home Federal Bancorp Employees' Salary Savings Plan (the "Plan") have been prepared on the accrual basis of accounting.

   Plan Assets are maintained in trust in the Home Federal Trust Department (the "Trustee").

   Investments are stated at fair value as determined by quoted market prices. Investment transactions are recorded as of the trade date. Cost of investments sold is determined on a weighted average basis. Participants can direct their contributions into one or more of the six investment options offered by the Trustee.

   The following investments represent five percent or more of the Plan's net assets available for benefits as of December 31:

	2001 Fair Value	2000 Fair Value
Home Federal Bancorp Common Stock	$2,530,749	$2,295,040
Frank Russell Lifepoints Balanced Strategy Fund	939,889	857,946
Frank Russell Lifepoints Aggressive Strategy Fund	789,345	654,082

   Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

2. **DESCRIPTION OF THE PLAN**

   General - The Plan is administered by the Employees' Retirement and Salary Savings Plan Administrative Committee, which is a committee of no less than four persons appointed by the Home Federal Bancorp Board of Directors. The Plan is a contributory, defined contribution plan covering substantially all employees who have completed 6 months of service, attained at least 21 years of age, and who elect to participate in the Plan on any subsequent January 1, April 1, July 1 or October 1.

   Contributions - Participants may elect to contribute not less than 1% nor more than 15% of gross compensation during each pay period. Participant contributions are allocated 100% to the contributor's individual account balance on a monthly basis.

   Home Federal Bancorp's discretionary matching contributions during 2001, as set by the Board of Directors, were equal to $.50 for each $1.00 of salary savings contributions up to a maximum of 3% of compensation. These contributions are separately identified in a "matching account." Employer contributions are allocated to investment options within each individual's account in the same ratio as individual employee contributions.

Refunds of Excess Contributions - The Internal Revenue Code (the "Code") requires plans to meet certain nondiscrimination rules, one of which limits the amount highly compensated participants, as defined by the Code, may voluntarily contribute to the Plan. In 2001, the administrator accepted certain voluntary contributions, which, although in accordance with Plan provisions, resulted in the Plan being in noncompliance with these nondiscrimination rules. In order to comply with the nondiscrimination rules for the year ended December 31, 2001, the plan administrator determined the amounts necessary to be returned to these participants and returned such amounts to the respective participants in the subsequent year.

Participant Accounts - Investment income or loss is allocated to individual accounts based on individual account balances relative to the total account balances as of the allocation date. Investment income or loss includes the net of earned interest and dividends and realized and unrealized gains and losses.

Vesting - Participant contributions and allocated amounts of investment income or loss are at all times 100% vested. Matching account contributions become 100% vested upon attaining age sixty-five, disability or death, upon termination after attaining age fifty-five or upon termination of the Plan. Vesting prior to any of the previously noted attainments is determined as follows:

Years of Service	Vested Percentage
Less than 5 years	0 %
5 years or more	100 %

A participant will be credited with one year of service for each Plan year in which the participant has at least 1,000 hours of service.

Distribution of Benefits - Benefits are recorded when paid.

Forfeitures - Forfeitures of a participant's nonvested portion of their matching account occur when a participant incurs five consecutive one year periods of severance. Forfeited amounts are held in a separate suspense account and are used to reduce employer matching. At December 31, 2001, forfeited nonvested accounts totaled $3,195. During 2001, employer contributions were reduced by $18,777 from forfeited nonvested accounts.

Administrative Expenses - Home Federal Bancorp elected to pay all of the Plan's administrative expenses in 2001.

3. **INCOME TAXES**

The Plan was amended and restated on April 18, 1994, effective January 1, 1994, to comply with the provisions of the Internal Revenue Code (the "Code"). Home Federal Bancorp received a determination letter dated October 3, 1995 from the Internal Revenue Service that indicated that the Plan, as then written, satisfies the requirements of Section 401(a) of the Code. The Plan has been amended subsequent to receiving the determination letter. The Plan Administrator believes that the Plan and related Trust are designed and, as of the date of the financial statements, are being operated in compliance with the applicable requirements of the Code, and as a result, no provision for income taxes has been recorded in the Plan's financial statements.

4. **PLAN TERMINATION**

Although Home Federal Bancorp has not expressed any intention to do so, it has the right to discontinue contributions at any time and to terminate the Plan. If the Plan is terminated, the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with the Employee Retirement Income Security Act of 1974 and its applicable regulations and with the Plan document.

* * * * * *

HOME FEDERAL BANCORP
EMPLOYEES' SALARY SAVINGS PLAN

SCHEDULE OF ASSETS HELD
AS OF DECEMBER 31, 2001

	Shares	Fair Value
Home Federal Bancorp Common Stock	135,697	$2,530,749
Frank Russell Investment Funds:		
Lifepoints Moderate Strategy Fund	9,153	88,873
Lifepoints Conservative Strategy Fund	8,502	86,211
Lifepoints Equity Aggressive Strategy Fund	21,006	175,400
Lifepoints Aggressive Strategy Fund	88,790	789,345
Lifepoints Balanced Strategy Fund	101,172	939,889
Other Investments:		
Stock Liquidity Fund	443	443
Russell Money Market Fund	3,515	3,515
Total Investments		$4,614,425

EXHIBIT I

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-58912 of Home Federal Bancorp on Form S-8 of our report dated June 7, 2002, appearing in this Annual Report on Form 11-K of Home Federal Bancorp Employees' Salary Savings Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Indianapolis, Indiana
June 26, 2002